

Mail Stop 3561

October 24, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, BC V6C 3R8
Canada

       Re: **Starz**
            Schedule 13E-3
            Filed October 5, 2016 by Starz, Lions Gate Entertainment Corp.,
            Orion Arm Acquisition Corp., and Dr. John C. Malone
            File No. 005-86413

            Lions Gate Entertainment Corp.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed October 5, 2016
            File No. 333-212792

Dear Mr. Barge:

     We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

Schedule 13E-3

General

1. We have received your request for confidential treatment of certain information included in several exhibits to the Schedule 13E-3. We will provide under separate cover any comments related to your confidential treatment request.

2. Refer to the last sentence of the first full paragraph on page iii. This implied disclaimer of responsibility for information provided by other filing persons is inconsistent with the attestation accompanying each filing person's signature that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete, and correct. Please revise accordingly. Refer to Exchange Act Rule 13e-100.

3. Refer to the last paragraph on page iii. Having determined to file this Schedule 13E-3, it is not appropriate for a filing person to implicitly or explicitly disclaim that it is an "affiliate" as defined in Rule 13e-3 or that it is engaged in the Rule 13e-3 transaction. Please revise this paragraph accordingly. Please similarly revise the first paragraphs under "Position of Lions Gate and Merger Sub . . ." and "Position of Dr. Malone . . ." on page 100 of the joint proxy statement/prospectus.

4. Please disclose in the joint proxy statement/prospectus the information required by Item 1012(d), Item 1013(c), Instruction 3 to Item 1013, Item 1014(c) and Item 1014(d) of Regulation M-A, or direct us to where this disclosure currently appears in the document.

5. Please provide an analysis as to the necessity of a Schedule 13D amendment in late 2014 by Dr. Malone when his discussions began with Lions Gate.

6. Please provide an analysis as to the necessity of a Schedule 13D amendment by Lions Gate promptly after June 2, 2016 when it presented its preliminary proposal to acquire Starz.

Form S-4

Special Factors, page 45

Background of the Merger, page 45

7. Please identify each individual of Starz and Lions Gate that was present at each of the meetings discussed. Please also disclose the name of Company A.

8. We note your disclosure on page 46 that in January 2015, Lions Gate and Dr. Malone began negotiating a transaction where Dr. Malone would exchange all of his beneficially held shares of Starz common stock with Lions Gate for Lions Gate common stock and a

James W. Barge
Lions Gate Entertainment Corp.
October 24, 2016
Page 3

position on the Lions Gate board of directors. Please disclose which party initiated this negotiation.

Starz's Purpose and Reasons for the Merger, page 65

9. We note that Starz relied on the opinions of LionTree Advisors LLC and Raine Securities LLC in its fairness determination. Please address how Starz, Lions Gate, and Merger Sub, were able to conclude that the transaction is fair to unaffiliated security holders given that the LionTree opinion does not include Starz directors and officers in the definition of "excluded parties." Similarly, please address how Starz, Lions Gate, Merger Sub, and Dr. Malone were able to conclude that the transaction is fair to unaffiliated security holders given Raine's definition of "Excluded Series A Holders" in the last paragraph on page 87.

10. Each filing person should state whether it believes the transaction is substantively and procedurally fair to unaffiliated security holders. Please clarify the Starz board of directors' determination whether the merger is substantively and procedurally fair to the unaffiliated stockholders of Starz. Similarly, please clarify on page 100 Dr. Malone's beliefs whether the transaction is substantially and procedurally fair to Starz's unaffiliated stockholders.

11. Please disclose the extent to which all filing persons took into account historical market prices, net book value, going concern value, liquidation value, and purchase prices paid in previous purchases during the past two years as disclosed on page 260. See Instruction 2 to Item 1014. If any of the factors listed in that instruction were not considered, or were considered but not deemed relevant in the context of this transaction, this decision may be material to shareholders. See Exchange Act Release No. 34-17719 (April 13, 1981), Questions 20 and 21.

Opinion of PJT Partners LP, page 71

12. We note several statements here and in Annex B to the effect that PJT assumes no responsibility for projections, financial analyses, estimates, forecasts and similar data used in its analyses. While it may be acceptable to include qualifying language concerning data provided by other parties, it is inappropriate to disclaim responsibility for disclosure appearing in the document. Please revise.

Opinion of LionTree Advisors LLC, page 80

13. Disclosure on page 82 states that LionTree's opinion was provided solely for the benefit of the Starz board of directors. Please delete this disclaimer of responsibility to shareholders from any portion of the document in which it appears (including exhibits).

James W. Barge
Lions Gate Entertainment Corp.
October 24, 2016
Page 4

Other Matters, page 86

14. We note that LionTree has not received any compensation for services provided to Starz
    in the past two years. Please disclose all compensation paid to LionTree in the past two
    years by affiliates of Starz, including Dr. Malone. See Item 1015(b)(4) of
    Regulation M-A.

Other Presentations by LionTree, page 86

15. Regarding the June 14 and June 20 presentations, please summarize the financial
    analyses for both the Lions Gate transaction (with and without synergies) and the
    "Company A" transaction, plus the analysis comparing the two offers.

Opinion of Raine Securities LLC, page 87

June 15, 2016 Preliminary Financial Presentation, page 98

16. Please summarize the analyses prepared in connection with the alternative proposal by
    Company A.

Position of Lions Gate and Merger Sub as to the Fairness of the Merger, page 100

17. You state in the third paragraph of this section that the foregoing discussion of factors "is
    believed to include all material factors considered by Lions Gate and Merger Sub. . . ."
    It is not appropriate for the filing persons to qualify in this manner the factors considered
    in their fairness determination. Please revise accordingly. The discussion of the material
    factors considered by Dr. Malone in the last paragraph on page 101 should be similarly
    revised.

Source and Amount of Funds, page 139

18. Please briefly describe any plans or arrangements to finance or repay the loan, or, if no
    plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation
    M-A.

Cautionary Statement Regarding Forward-Looking Statements, page 163

19. Forward-looking statements made in connection with going private transactions are
    excluded from the safe harbor in Section 27A of the Securities Act and Section 21E of
    the Exchange Act. Please disclose that the safe harbor provisions referenced in the
    periodic reports incorporated by reference into the joint proxy statement/prospectus do
    not apply to any forward-looking statements you make in connection with this going
    private transaction. Please also refrain from referencing the safe harbor provisions in

future filings, press releases, or other communications relating to this going private transaction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz